UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	Form 10-K	Form 20-F	Form 11-K	X	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:	March 31, 2008

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Broadcaster, Inc.
Full Name of Registrant

Former Name if Applicable

9201 Oakdale Avenue, Suite 200
Address of Principal Executive Office (Street and Number)

Chatsworth, CA 91311
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

X

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The report on Form 10-QSB for the quarter ended March 31, 2008, could not be filed within the prescribed period because the Company was unable to compile certain information required in order to permit the Company to file a timely and accurate report on the Company's financial condition. This inability could not have been eliminated by the Company without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Blair Mills	818	206-9274
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			X	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			X	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following results reflect the operations of the company for the quarter ended March 31, 2008. Net revenues for the quarter ended March 31, 2008 were $156,000 as compared to $1,226,000 for the same quarter in 2007. Net loss for quarter ended March 31, 2008 was ($1,669,000) as compared to net loss of ($3,121,000) for the same quarter in 2007. Sales and marketing expenses were $0 for the quarter ended March 31, 2008 as compared to $210,000 for the same quarter in 2007. General and administrative expenses were $1,447,000 for the quarter ended March 31, 2008 as compared to $2,300,000 for the same quarter in 2007. Research and development costs were $0 for the quarter ended March 31, 2008 as compared to $105,000 for the same quarter in 2007.

Broadcaster, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2008	By:	/s/ BLAIR MILLS
BLAIR MILLS, Chief Financial Officer